# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cellectis S.A., CIK 0001627281
CUSIP: 15117K103
Title of class of securities: Ordinary Shares, nominal value EUR0.05 per share
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Date of event which requires filing of this statement: 10/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-20-090155
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,563,044 voting rights outstanding as of September 30, 2026, published by the Issuer on October 7, 2026.
- Caisse des Depots (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,563,044 voting rights outstanding as of September 30, 2026, published by the Issuer on October 7, 2026.
- CDC Croissance S.A.: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,563,044 voting rights outstanding as of September 30, 2026, published by the Issuer on October 7, 2026.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,563,044 voting rights outstanding as of September 30, 2026, published by the Issuer on October 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.05 per share
Name of issuer: Cellectis S.A.
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Comment:
Introductory Statement:

This Amendment No. 7 ("Amendment") is being filed by Caisse des Depots, a French special public entity (etablissement special) ("CDC"), CDC Croissance S.A., a societe anonyme incorporated under the laws of the Republic of France, Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), and EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the ordinary shares, nominal value EUR0.05 per share (the "Ordinary Shares"), of Cellectis S.A. (the "Issuer"). This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on August 4, 2020, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on February 12, 2021; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2023; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 13, 2023; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on May 21, 2024; (v) Amendment No. 5 to Schedule 13D filed with the SEC on January 30, 2025; and (vi) Amendment No. 6 to Schedule 13D filed with the SEC on December 12, 2025 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The business address for CDC Croissance is 4 square Edouard VII, 75009 Paris, France.
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, CDC Croissance S.A., CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

CDC Croissance sold the amount of Ordinary Shares on the dates and at the prices set forth below in open market transactions. All daily sales of the Ordinary Shares were sold in multiple transactions at varying prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D.

September 15, 2026:

-284,444 Ordinary Shares at a weighted average price of EUR1.36 per share (multiple transactions at prices ranging from EUR1.30 to EUR1.45, inclusive).

September 16, 2026:

-70,671 Ordinary Shares at a weighted average price of EUR1.19 per share (multiple transactions at prices ranging from EUR1.17 to EUR1.30, inclusive).

September 17, 2026:

-94,885 Ordinary Shares at a weighted average price of EUR1.23 per share (multiple transactions at prices ranging from EUR1.15 to EUR1.29, inclusive).

October 19, 2026:

-111,425 Ordinary Shares at a weighted average price of EUR0.96 per share (multiple transactions at prices ranging from EUR0.94 to EUR1.01, inclusive).

October 20, 2026:

-158,575 Ordinary Shares at a weighted average price of EUR0.93 per share (multiple transactions at prices ranging from EUR0.91 to EUR0.96, inclusive).

October 26, 2026:

-31,734 Ordinary Shares at a weighted average price of EUR0.94 per share (multiple transactions at prices ranging from EUR0.94 to EUR0.96, inclusive).

October 27, 2026:

-179,581 Ordinary Shares at a weighted average price of EUR0.93 per share (multiple transactions at prices ranging from EUR0.90 to EUR0.97, inclusive).

October 28, 2026:

-88,685 Ordinary Shares at a weighted average price of EUR1.07 per share (multiple transactions at prices ranging from EUR0.98 to EUR1.18, inclusive).

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations holds directly 5,873,247 Ordinary Shares, which represents approximately 8.1% of the Issuer's outstanding Ordinary Shares, and 9,559,534 voting rights related to such Ordinary Shares, which represents approximately 10.0% of outstanding voting rights.

As of the date hereof, none of Bpifrance, EPIC, CDC Croissance or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owners of 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its joint ownership and control of Bpifrance.

The percentage of Ordinary Shares and voting rights beneficially owned by each Reporting Person is based on 72,732,781 outstanding Ordinary Shares and 95,563,044 outstanding voting rights of the Issuer, as of September 30, 2026, published by the Issuer on October 7, 2026. The amount of outstanding Ordinary Shares and voting rights disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares. Using the French law requirements, the Issuer has 100,732,781 outstanding Ordinary Shares and 105,563,044 outstanding voting rights, as of September 30, 2026, published by the Issuer on October 7, 2026, and (i) Bpifrance Participations' Ordinary Share holdings represent approximately 5.8% of the Issuer's outstanding Ordinary Shares, and its voting rights represent approximately 9.1% of outstanding voting rights, and (ii) CDC Croissance's Ordinary Share holdings represent less than 1.0% of the Issuer's outstanding Ordinary Shares, and its voting rights represent less than 1.0% of outstanding voting rights.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as disclosed in this Amendment, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed on February 12, 2021)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: Sophie Paquin, Director of Legal Affairs (11/06/2026)
- Caisse des Depots: Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (11/06/2026)
- CDC Croissance S.A.: Aude de Lardemelle, Executive Director (11/06/2026)
- EPIC Bpifrance: Sophie Paquin, Director of Legal Affairs (11/06/2026)
- Bpifrance S.A.: Boubakar Dione, Group Director of Legal Affairs (11/06/2026)